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[CAMPBELL RESOURCES INC. LOGO]


                Campbell Resources Inc.

                                  PRESS RELEASE
                              For immediate release

      Campbell Resources Completes the Final Tranche of Royalty Financing
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Montreal, January 7, 2003 - Campbell Resources Inc. (TSE-CCH, OTCBB-CBLRF)
announces that it has closed the private placement of the final tranche of $5,320,000 of royalty units (532 units) in the Joe Mann Mine and the Corner Bay project in Chibougamau, Quebec. Net of expenses, the Company raised $93,898 cash, $359,898 pursuant to promissory notes due on February 1, 2003, $152,684 pursuant to promissory notes due on February 1, 2004 and $4,256,000 pursuant to promissory notes due on December 31, 2011. The promissory notes bear interest at 6.25% per annum payable annually. The notes may be prepaid without penalty at any time.

The Company has sold a total of $32.4 million of royalty units (3,240 units) pursuant to this financing raising, net of expenses, an aggregate of $1,668,594 cash, $1,584,608 pursuant to promissory notes due on February 1, 2003, $313,404 pursuant to promissory notes due on February 1, 2004 and $26,145,000 pursuant to promissory notes due on December 31, 2011. The aggregate royalty rate, based on the sale of the maximum number of royalty units (4,740), would be $8.00 per ton of ore produced from the Joe Mann Mine and the Corner Bay property in 2003, $14.00 per ton in 2004 and $35.00 per ton commencing in 2005, reducing to $1.50 per ton after royalty reaches Payout. Unitholders must first apply their royalty receipts to any balances owed on the notes. Payout is defined as the return of the investment plus 10%. The Company has the right to repurchase the royalty units at fair market value, at any time after July 1, 2007 or at any time that the unit holders are in default.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

The royalty units have not been registered under the United States Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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For additional information:
Andre Fortier                                             Tel.:  (514) 875-9037
President and CEO                                         Fax:   (514) 875-9764
E-mail: afortier@campbellresources.com

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.